FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1 - 2380

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Aviall, Inc. Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Aviall, Inc.

2750 Regent Blvd

DFW Airport, Texas 75261

The Exhibit Index appears on Page 17

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVIALL, INC. EMPLOYEE SAVINGS PLAN

By:	/s/ Jeffrey J. Murphy
Jeffrey J. Murphy
Chairman, Aviall, Inc. Employee Savings Plan

By:	/s/ Colin M. Cohen
Colin M. Cohen
Sr. Vice President and Chief Financial Officer
Aviall, Inc.

By:	/s/ Jacqueline K. Collier
Jacqueline K. Collier
Sr. Vice President and Controller
Aviall, Inc.

Date: June 29, 2006

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

    the Aviall, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 29, 2006

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	December 31,
	2005	2004
ASSETS
Investments, at fair value	$45,392,551	$38,777,120

Cash	300	4,907
Other receivables	22,122	—

Total assets	45,414,973	38,782,027

LIABILITIES
Excess participant contributions	106,388	111,712
Fees payable and other liabilities	1,897	368

Total liabilities	108,285	112,080

Net assets available for benefits	$45,306,688	$38,669,947

The accompanying notes are an integral part of these financial statements.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

Investment income:
Net appreciation in fair value of investments	$2,827,068
Dividends	1,463,668
Interest	367,439

Total investment income	4,658,175

Contributions:
Participant	2,944,818
Employer	892,105
Rollover	32,163

Total contributions	3,869,086

Deductions:
Distributions	(1,841,069)
Plan fees and expenses	(49,451)

Total deductions	(1,890,520)

Net increase in net assets available for benefits	6,636,741
Net assets available for benefits:
Beginning of year	38,669,947

End of year	$45,306,688

The accompanying notes are an integral part of these financial statements.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Aviall, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan, sponsored by Aviall, Inc. (“Aviall” or the “Company”), is a defined contribution plan and was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA that, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants’ rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

Eligibility

Participation in the Plan is voluntary. Participants may make elective contributions to the Plan beginning on their date of hire, but must be at least 21 years of age before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan.

Administration

The Plan is a self-trusteed plan with The 401(k) Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts.

Contributions

The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The Plan entitles nonhighly compensated employees to defer up to 50% of their pre-tax compensation up to the maximum annual limit as determined by the IRC. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the nondiscrimination tests. The maximum employee contribution for 2005 was $14,000 and for 2004 was $13,000, and is limited by law. Effective for plan years beginning on and after January 1, 2002, participants who are age 50 or older by the end of the plan year and who cannot contribute additional amounts to the Plan due to either a plan limit or certain statutory limits, may contribute an additional amount to the Plan as a “catch-up contribution.” The maximum catch-up contribution for 2005 was $4,000 and for 2004 was $3,000. The Company does not match catch-up contributions. Effective January 1, 2005, the Company matches 50% of the employee’s contribution limited to the first 6% of employee compensation per pay period.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

All contributions to the Plan are deposited in the trust. At the employee’s option, contributions are directed into separate participant directed investment funds, as discussed above.

For the plan year ended December 31, 2005 and 2004, the Plan failed the average deferred percentage discrimination testing. In order to continue as a qualified plan, the excess participant contributions were refunded to participants during the following plan year. Such amounts refunded to participants are reflected as a payable to participants on the statement of net assets available for benefits.

Vesting

Participants are immediately 100% vested in the participant’s contribution and earnings thereon. Participants vest 25% per year in Company contributions and the earnings thereon beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability.

In 1997, the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees as defined in the amendment. This contribution is included in the Aviall Stock Restricted Shares Fund and cannot be directed by the participants.

Forfeitures

Upon a distribution to a participant, nonvested Company contributions are forfeited and are used to offset future Company contributions. At December 31, 2005 and 2004, there were $11,899 and $18,952, respectively, of forfeitures that will be used to offset future Company contributions. Employer contributions were reduced by $18,993 from the use of forfeitures for the plan year ended December 31, 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, as eligible, the allocation of the investment fund earnings and the allocation of stable value fund administrative fees, as well as charged with loan fees, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Stock Restricted Shares Fund. Earnings are allocated based on number of shares attributed to participants’ accounts.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Rollovers

Distributions from another qualified plan can be transferred into the Plan. In 2005, rollover accounts in the amount of $32,163 were transferred into the Plan and are included on the statement of changes in net assets available for benefits.

Payment of Benefits

In the event of a participant’s termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested account balance of the participant’s account in a lump-sum payment. Upon a participant’s death or retirement due to total and permanent disability, a participant’s account balance immediately becomes fully vested and nonforfeitable.

Upon a participant’s retirement date, a participant’s account balance immediately becomes fully vested and nonforfeitable. A participant’s retirement date is defined as the later of the date upon which a participant attains age 65 or the fifth anniversary of the date the participant commenced participation in the Plan. Upon retirement, a lump-sum payment of the participant’s account balance shall be made as soon as administratively practicable following the valuation date coinciding with or immediately following the participant’s retirement date.

In no event shall a distribution be made later than 60 days after the close of the plan year in which the latest of the following events occurs: the date the participant attains or would have attained age 65 (or if earlier the participant’s retirement date), the tenth anniversary of the participant’s participation in the Plan, or the participant’s termination of employment.

Lump-sum payments of $1,000 or less are made at the request of a participant or beneficiary, or annually upon the failure of a participant or beneficiary to respond to the recordkeepers request for payment instructions within the specified time frame. For payments greater than $1,000, consent of the participant or beneficiary is required.

The Plan allows hardship withdrawals for active participants for the following reasons:

(1)	Payment of catastrophic medical expenses;

(2)	Purchase of a principal residence;

(3)	Payment of tuition of post secondary education;

(4)	Payments to prevent the eviction or foreclosure of principal residence; or

(5)	Any other reason deemed a financial hardship by the Internal Revenue Service (“IRS”).

Certain restrictions are placed on participants obtaining a withdrawal from the Plan. Such restrictions include:

(1)	The amount withdrawn may not exceed the amount of immediate financial need;

(2)	The participant must obtain all nontaxable loans available under the Plan prior to applying for hardship withdrawal;

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3)	The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee’s elective contributions for the year of the hardship distribution; or

(4)	The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 6 months after the receipt of the hardship withdrawal.

There were no distributions that were requested and approved in 2005 and paid in 2006. There were five distributions totaling $76,143 that were requested and approved in 2004 and paid in 2005 (see Note 7).

Loans

An active participant with a vested account balance of at least $2,000 may borrow from their account. Loans are limited to 50% of the vested account balance and are collateralized by the participant’s remaining vested account balance. Loans must be at least $1,000 but not greater than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for the purchase or construction of a principal residence, in which case the maximum repayment term is 10 years. Loans accrue interest at a rate equal to the applicable treasury note rate plus 4.00% fixed for the term of the loan. Such rates range from 5.52% to 10.11% for loans outstanding at December 31, 2005 with loans maturing at various dates through August 2012. All principal and interest repayments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of repayment. Loans that are granted and repaid in compliance with the plan provisions will not be considered distributions to the participant for tax purposes.

Under the Plan’s loan provisions, participants are allowed to have up to two loans outstanding at a given time. Aviall, Inc. stock classified as “restricted” (Aviall Stock Restricted Shares Fund) is disqualified from being used to calculate loanable account balances or fund loans unless otherwise determined by the plan administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

Plan Termination

The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the retirement committee of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Fees and Expenses

The Company pays all brokerage, administrative and recordkeeping fees for the Plan. Loan fees, when applicable, and administrative fees related to the Stable Value fund, when applicable, are charged to the participant accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. These were the only expenses paid with plan assets. Additionally, certain administrative services are performed by the Company at no cost to the Plan.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. As of June 28, 2006, the Company’s stock price closed at $47.31. As of December 31, 2005, the Company’s stock price closed at $28.80. As of December 31, 2004, the Company’s stock price closed at $22.97.

Investments and Investment Income

The Plan’s investments in common stock are stated at fair value, using quoted market prices. Participant loans are valued at cost, which approximates fair value. Mutual and money market funds and common/collective trusts are stated at net asset value, which is based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade date basis, and dividends are reinvested at the date-of-record market price. Interest income is recorded on the accrual basis.

Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in net assets available for benefits. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

Investments held by the Plan at December 31, 2005 and 2004 consisted of the following:

	December 31,
	2005	2004
Mutual funds	$31,858,880	$26,600,504
Money market funds	2,170	190
Common collective trust funds	6,792,765	6,302,545
Common stock	5,428,886	4,802,751

	$44,082,701	$37,705,990

The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
Aviall, Inc. Common Stock:
Aviall, Inc. Common Stock (180,501 and 200,936 shares, respectively)	$5,198,425	$4,615,496
Aviall Stock Restricted Shares (8,002 and 8,152 shares, respectively) *	230,461	187,255
Washington Mutual Investors Fund A (245,901 and 232,468 shares, respectively)	7,583,610	7,155,377
EuroPacific Growth Fund A (97,191 and 76,540 shares, respectively)	3,994,570	2,727,137
T Rowe Price Blue Chip Growth Fund Adv (153,999 and 147,148 shares, respectively)	5,038,873	4,551,310
Franklin Balance Sheet Investment Fund A (53,145 and 48,303 shares, respectively)	3,280,695	2,814,159
Franklin Real Estate Securities Fund A (103,245 and 90,272 shares, respectively)	2,656,517	2,377,777
PIMCO Total Return Fund A (308,092 and 253,172 shares, respectively)	3,234,969	2,701,350
Stable Value Funds:
Invesco Stable Value Fund (6,792,765 and 6,302,545 shares, respectively)	6,792,765	6,302,545

*	Nonparticipant directed.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,827,068 as follows:

Mutual funds	$1,398,378
Common stock	1,428,690

$2,827,068

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net assets:
Aviall, Inc. common stock	$230,461	$187,255

	$230,461	$187,255

Year ended December 31, 2005
Changes in net assets:
Net appreciation in fair value	$47,919
Distributions	(4,713)

$43,206

5.	TAX STATUS OF THE PLAN

The IRS granted a favorable letter of determination under the applicable section of the IRC on August 11, 2004 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification and to be amended to comply with any changes in the IRC.

Management is unaware of any material variations in the operations of the Plan from the terms of the Plan documents, including amendments. The Company believes the Plan, as amended, continues to qualify and operate as designed in accordance with applicable sections of the IRC and ERISA.

6.	PARTY-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2005 and 2004, the Plan purchased 78,728 and 28,775 shares of Aviall, Inc. common stock, respectively, at a cost of $2,295,495 and $535,881, respectively. The Plan sold 99,163 and 37,542 shares of Aviall, Inc. common stock, respectively, at a price of $3,093,518 and $647,133, respectively.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2005 and 2004, the Plan sold 150 and 407 shares of Aviall, Inc. Restricted Shares, respectively, at a price of $4,713 and $7,528, respectively.

Administrative expenses paid by the Company on behalf of the Plan amounted to $27,083 in 2005.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$45,306,688	38,669,947
Amounts allocated to withdrawing participants	—	(76,143)

Net assets available for benefits per the Form 5500	$45,306,688	38,593,804

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of the 5500:

Benefits paid to participants per the financial statements	$1,841,069
Plus: amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	—
Less: amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	(76,143)

Benefits paid to participants per the Form 5500	$1,764,926

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

8.	SUBSEQUENT EVENTS

Effective January 23, 2006, participants may elect to make a separate deferral election under the Plan with respect to any bonus or commission payments.

On May 1, 2006, Aviall announced that it had entered into a definitive merger agreement with The Boeing Company, or Boeing, for Boeing’s acquisition of Aviall. Boeing will pay a cash price of $48 per share for each outstanding share of Aviall stock, or $1.7 billion, plus the assumption of approximately $350 million in debt. The consummation of the merger is subject to approval of Aviall’s stockholders, satisfaction of closing conditions and receipt of government approvals. The impact of the merger on the Plan has not yet been determined.

SUPPLEMENTAL SCHEDULE

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - FORM 5500

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(a) Party in Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stock:

*	Aviall, Inc.	180,500.8599 shares	**	$5,198,425
*	Aviall, Inc. Restricted Shares	8,002.1370 shares	$183,809	230,461

	Mutual Funds:
	Washington Mutual Investors Fund A	245,901.736 shares	**	7,583,610
	EuroPacific Growth Fund A	97,191.476 shares	**	3,994,570
	T Rowe Price Blue Chip Growth Fund Adv	153,999.792 shares	**	5,038,873
	Dreyfus Premier Emerging Markets A	79,707.207 shares	**	1,723,273
	Franklin Balance Sheet Investment A	53,145.877 shares	**	3,280,695
	Franklin Real Estate Securities Fund A	103,245.892 shares	**	2,656,517
	Lord Abbett Developing Growth Fund A	123,936.085 shares	**	2,178,796
	MFS International New Discovery Fund A	90,926.171 shares	**	2,167,577
	PIMCO Total Return Fund A	308,092.265 shares	**	3,234,969

	Common/Collective Trust Funds:

	Invesco Stable Value Fund	6,792,765.410 shares	**	6,792,765

	Money Market Funds:

	Federated Capital Reserves	2,170.000 shares	**	2,170

*	Participant loan receivables	Interest rates range from 5.52% to 10.11% maturity at various dates through August 2012	**	1,309,850

	Total Assets Held for Investment			$45,392,551

*	Represents an investment with a party in interest.

**	Cost not required for participant directed investments.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit No.	Description	Page

23	Consent of Independent Registered Public Accounting Firm	18